UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from              to

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Financial Statements and Supplemental Information

Years Ended December 31, 2007 and 2006

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Financial Benefit Plans Committee and the Benefits Policy Committee of the

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

We have audited the accompanying statements of net assets available for benefits of Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 30, 2008

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	December 31
	2007	2006
Assets

Plan’s interest in Master Trust assets at fair value	$1,654,194	$4,075,706

Investments at fair value (see Note 3)	3,502,903	10,705,492

Participant loans, net of reserve for defaulted loans of $30,663 and $80,957 at December 31, 2007 and 2006, respectively	129,009	2,194,954

Cash, non-interest bearing	1,115	1,149

Receivables:
Company contributions	7,704	34,547
Participant contributions	4,531	21,845
Interest	394	6,090

Total receivables	12,629	62,482

Total assets	5,299,850	17,039,783

Liabilities

Accrued fees	—	12,417

Total liabilities	—	12,417

Net assets available for benefits at fair value	5,299,850	17,027,366

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,796)	13,575

Net assets available for benefits	$5,296,054	$17,040,941

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:

Investment income:
Interest and dividend income	$299,304	$490,601
Net appreciation in fair value of investments	472,567	825,386
Plan’s interest in Master Trust net investment gain	199,090	271,280

Total investment income	970,961	1,587,267

Contributions:
Company	430,895	1,065,783
Participant	310,104	651,291

Total contributions	740,999	1,717,074

Total additions	1,711,960	3,304,341

Deductions from net assets attributed to:

Benefits paid to participants	13,075,429	3,088,909
(Decrease)/Increase in reserve for defaulted participant loans	(50,294)	80,957
Administrative expenses	56,968	111,165
Net assets transferred to (from) other qualified plans	374,744	(8,436)

Total deductions	13,456,847	3,272,595

Net (decrease) increase	(11,744,887)	31,746

Net assets available for benefits:
Beginning of year	17,040,941	17,009,195

End of year	$5,296,054	$17,040,941

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

General

The Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the “Company”) residing in Puerto Rico and not covered by a collective bargaining agreement who have completed one month of service, as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

A trust with a Puerto Rico bank was established for the Plan. In addition, certain assets of the Plan are held within the Cardinal Health, Inc. U.S. Qualified Plans Master Trust (the “Master Trust”), which was established for the Plan and certain other plans of the Company.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Financial Benefit Plans Committee (the “Committee”) is responsible for the general operation and administration of the Plan.

Change in Trustee

In April of 2007, Banco Popular was appointed trustee and asset custodian, replacing Banco Santander Puerto Rico. Fidelity Management Trust Company (“Fidelity”) serves as the Plan’s record keeper and asset custodian.

Sale of Pharmaceutical Technologies and Services Segment

On April 10, 2007, the Company completed the sale of its Pharmaceutical Technologies and Services segment, other than certain generic-focused businesses (the segment, excluding the certain generic-focused businesses, is hereinafter referred to as the “PTS Business”), to Phoenix Charter LLC (“Phoenix”), an affiliate of The Blackstone Group, pursuant to the Purchase and Sale Agreement between the Company and Phoenix, dated as of January 25, 2007 and as amended as of March 9, 2007, April 10, 2007 and June 22, 2007. As a result of the sale, net assets of approximately $3,630,000 were distributed to Plan participants and subsequently remitted to a qualified plan of the PTS Business. The sale of the PTS Business did not result in a material adverse financial effect with regard to investment contracts as described in Note 4.

Contributions

Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, special and discretionary profit sharing contributions.

Participants may elect to contribute up to 10% of their compensation (subject to certain limitations), as defined by the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company will match 100% of the first 3% of participant elective deferrals, and 50% of the next 2% of pretax contributions. In addition, the Company may elect to make special and discretionary profit-sharing contributions. The special contributions are allocated to the participants in the eligible group based on their proportionate share

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

of total eligible compensation in that group. The discretionary profit sharing contributions are allocated to participants based on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Company’s matching, discretionary profit sharing and special contributions are also invested as directed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their elective deferral and matching contributions, plus actual earnings thereon after January 1, 2005. A participant is 100% vested in the Company’s discretionary and matching contributions prior to December 31, 2004 after three years of vesting service, or if the participant dies, becomes disabled, or reaches retirement age, as defined in the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to participants with more than one year, but less than three years of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.

Forfeitures

Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined in the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan as determined by the Committee.

Forfeitures used to reduce Company contributions and to pay reasonable expenses were $10,790 and $22,353 during 2007 and 2006, respectively. At December 31, 2007 and 2006, forfeited non-vested accounts were $113,646 and $81,085, respectively.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, set monthly for the life of the loan. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, distributions are generally made in the form of a

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or attaining age 59  1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior year amounts have been reclassified to conform with current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of determining the impact of adopting SFAS 157 on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan follows FASB staff position (“FSP”) No. AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Certain Plan investments are held in the Master Trust, while others are held in custody by Fidelity Investments under an agreement with the trustee for the Puerto Rico trust. Mutual funds and common share investments in the Master Trust are valued at fair market value as determined by quoted market prices. Common collective trusts are stated at fair value, which has been determined based on the unit values of the trust. The trustee sponsoring the common collective trust determines the unit value by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates. The trustee sponsoring the common collective trust has estimated the fair value of those common collective trusts investing in investment contracts with insurance companies and banks. The fair market value of investment contracts and contract wrappers issued by insurance companies and banks is estimated based on cash flow and discount rates.

Participant loans are valued based on the remaining unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts

The amount represents the difference between market value and contract value of investment contracts issued by the insurance companies and banks that are considered fully benefit-responsive.

Payment of Benefits

Benefit payments are recorded when paid.

3.	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets were as follows:

	December 31
	2007		2006
Investments in Master Trust	$1,654,194		$4,075,706
Mutual funds:
Dodge & Cox Stock Fund	811,935		2,595,399
Fidelity Diversified International Fund	543,482		1,275,522
Pimco Total Return Fund	307,776		720,283
CRM Mid Cap Value Fund	298,638		693,356
Columbia Acorn USA Fund Z	286,165		1,018,108
Fidelity Growth Company Fund	230,104	*	928,716
Common collective trust:
Fidelity US Equity Index Pool	489,461		2,152,164
Cardinal Health, Inc. common shares	513,433		1,321,944

*	Shown for comparative purposes.

Notes to Financial Statements (continued)

3.	Investments (continued)

Net appreciation (depreciation) in the fair value of investments was as follows:

	2007	2006
Mutual funds	$298,827	$629,624
Common collective trust	118,501	295,462
Cardinal Health, Inc. common shares	55,239	(99,700)

Total net appreciation in the fair value of investments	$472,567	$825,386

4.	Assets Held in Master Trust

Certain of the Plan’s investments are held in the Master Trust which was established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. Investment income and expenses are allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan’s interest in Master Trust net investment gain presented in the statements of changes in net assets available for benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.

The Master Trust invests in guaranteed investment contracts (“GICs”) and actively managed, structured or synthetic investment contracts (“SICs”). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are invested in Wells Fargo fixed income collective trust funds comprised of government agency bonds, corporate bonds, asset-backed securities and collateralized mortgage obligations. The major credit ratings of the issuer or wrapper providers for the GICs and SICs are AA- - AAA/Aa3 – Aaa.

Interest crediting rates on the GICs in the Master Trust are determined at the time of purchase. Interest crediting rates on the SICs are set at the time of purchase and reset periodically, normally quarterly, based on the market value, duration and yield to maturity of the underlying assets. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. The crediting interest rates for GICs and SICs ranged from 3.84% to 5.64% and 3.47% to 5.72% at December 31, 2007 and 2006, respectively. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses that are accounted for, under contract value accounting, through a positive adjustment to contract value, the future crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, reflected in a negative adjustment to contract value under contract value accounting, the future crediting rate may be higher than then-current market rates.

For the years ended December 31, 2007 and 2006, the average yield for the investment contracts based on actual earnings was 5.07% and 5.24%, respectively.

For the years ended December 31, 2007 and 2006, the average yield adjusted to reflect the actual interest rate credited to participants was 5.32% and 5.27%, respectively.

Events that may limit the ability of the Plan to transact at contract value are events or conditions the occurrence of which is considered outside the normal operations of the Plan which the contract issuer determines to be a material adverse financial effect on the issuers interests such as: 1) Plan disqualification under the Code, 2) establishment of a defined contribution plan by the Company that competes for participant contributions, 3) material amendments to the Plan or administration as to investment options, transfer procedures or withdrawals, 4) Company’s inducement to participant to withdraw or transfer funds from the contract, 5) termination or partial

Notes to Financial Statements (continued)

4.	Assets Held in Master Trust (continued)

termination of the Plan, 6) any group termination, layoff, early retirement incentive program or other downsizing by the Company, 7) merger or consolidation of the Plan with another plan or spin-off of any portion the Plan’s assets to another plan, and 8) any changes in law, regulation, ruling or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract. The Committee does not consider that these events are probable.

Events that would allow the issuer to terminate the investment contract are: 1) the investment manager or trustee breaches any of its material obligation under the agreement, 2) any representation of the investment manager is or becomes untrue in any material respect, 3) investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer, 4) issuer determines that the execution, delivery or performance of the contract constitutes or will constitute a prohibited transaction, and 5) failure to pay amounts due to the issuer, and 6) termination of the plan or disqualification of the trust.

Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.

The assets in the Master Trust were as follows:

	December 31, 2007
	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
Mutual funds	$1,406,034,443	$—	$—
Common collective trusts	524,686,254	—	(1,633,142)
Cardinal Health, Inc. common shares	228,004,802	—	—
Guaranteed investment contracts	27,415,590	—	7,590
Bank wrappers	—	(17,431)	—
Cash and pending activity	35,044	—	—

Total net assets in Master Trust	$2,186,176,133	$(17,431)	$(1,625,552)

	December 31, 2006
	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
Mutual funds	$1,247,727,072	$—	$—
Common collective trusts	504,104,522	—	1,171,747
Cardinal Health, Inc. common shares	289,275,705	—	—
Guaranteed investment contracts	55,710,789	—	698,748
Bank wrappers	—	278,688	—
Cash and pending activity	114,287	—	—

Total net assets in Master Trust	$2,096,932,375	$278,688	$1,870,495

Notes to Financial Statements (continued)

4.	Assets Held in Master Trust (continued)

The investment income of the Master Trust was as follows:

	2007	2006
Dividend and interest income	$34,271,925	$73,644,995
Net appreciation (depreciation) in the fair value of investments as determined by:
Quoted market price:
Mutual funds	93,750,808	88,333,676
Cardinal Health, Inc. common shares	(21,989,607)	(18,570,695)

	71,761,201	69,762,981
Estimated fair value:
Common collective trusts	13,030,100	30,439,825

Net appreciation in the fair value of investments:	84,791,301	100,202,806

Total investment income of Master Trust	$119,063,226	$173,847,801

The Plan’s share of investments at fair value in the Master Trust was less than 1%, or $1,654,194 and $4,075,706 at December 31, 2007 and 2006, respectively.

5.	Income Tax Status

The Plan has received a determination letter from the Puerto Rican Department of Treasury dated June 30, 2000, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994 (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Puerto Rican Department of Treasury, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Notes to Financial Statements (continued)

8.	Parties-in-interest

Certain of the Plan’s investments at December 31, 2007 and 2006 were shares of mutual funds managed by Fidelity. Fidelity serves as the record keeper of the Plan, and, therefore, transactions involving these funds are considered party-in-interest transactions.

The Plan held $513,433 and $1,321,944 of Cardinal Health, Inc. common shares at December 31, 2007 and 2006, respectively.

9.	Asset Transfers

As a result of the PTS Business divestiture by the Company and transfers of assets from other qualified plans, the following net assets available for benefits were transferred out of (into) the Plan during 2007 and 2006:

Multiple dates in 2007	Loans transferred out related to the PTS Business divestiture	$377,030
July 6, 2007	Inter-plan transfers between Cardinal Health, Inc. qualified plans	(2,286)

	Net assets transferred to other qualified plans during 2007	$374,744

Multiple dates in 2006	Net assets transferred from other qualified plans during 2006	$(8,436)

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$5,296,054	$17,040,941
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts	3,814	(8,504)

Net assets available for benefits per Form 5500	$5,299,868	$17,032,437

Notes to Financial Statements (continued)

10.	Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Net (decrease) increase in assets per the financial statements	$(11,744,887)	$31,746
Net investment income difference between fair value and contract value	12,318	(8,504)
Deemed distributions and reserve for defaulted participant loans	—	112,980
Interest receivable, beginning of year	—	4,787
Net assets transferred to (from) other qualified plans	374,744	(8,436)
Accrued fees	—	(25,436)

Net income per Form 5500	$(11,357,825)	$107,137

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	2007	2006
Benefits paid to participants per the financial statements	$13,075,429	$3,088,909
Corrective distributions	(13,202)	—

Benefits paid to participants per Form 5500	$13,062,227	$3,088,909

The following is a reconciliation of the administrative expenses per the financial statements to the Form 5500:

	2007	2006
Administrative expenses per the financial statements	$56,968	$111,165
Accrued fees	—	25,436

Administrative expenses per Form 5500	$56,968	$136,601

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *

December 31, 2007

EIN: 31-0958666        Plan Number: 062

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Dodge & Cox Stock Fund	5,873 shares	$811,935
**	Fidelity Diversified International Fund	13,621 shares	543,482
	Pimco Total Return Fund	28,971 shares	307,776
	CRM Mid Cap Value Fund	10,245 shares	298,638
	Columbia Acorn USA Fund Z	10,231 shares	286,165
**	Fidelity Growth Company Fund	2,773 shares	230,104
**	Fidelity Money Market Fund	21,909 shares	21,909

	Common collective trusts:
**	Fidelity US Equity Index Pool	10,223 units	489,461

	Common shares:
**	Cardinal Health, Inc.	8,891 shares	513,433

	Loans:
**	Participant loans	Interest rates ranging from 5.00% to 9.25% with varying maturity dates through 2012	129,009

	Total		$3,631,912

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
**	Denotes party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH 401(k) SAVINGS PLAN FOR EMPLOYEES OF PUERTO RICO

Date: June 30, 2008	/s/ Monica Foster
Monica Foster
Financial Benefit Plans Committee Member